UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	September 30, 2025
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Qnity Electronics, Inc.
Full Name of Registrant

Former Name if Applicable
974 Centre Road, Building 735
Address of Principal Executive Office (Street and Number)
Wilmington, Delaware 19805
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Qnity Electronics, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense as the Company requires additional time to complete certain processes and procedures related to the spin-off of the Company from DuPont de Nemours, Inc. completed on November 1, 2025 (the “Spin-Off”). The Spin-Off preparation included executing complex internal reorganization transactions as well as separating the Company’s information technology systems and data, all of which led to delays in completing the September 30, 2025 close process.

As a result of the foregoing, the Company requires additional time to complete its quarterly closing processes and procedures, as well as the preparation and review of its financial statements and other disclosures in the Form 10-Q. The Company plans to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Peter W. Hennessey	(302)	294-4651
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes        ☐ No
(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes        ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company continues to finalize certain quarterly closing processes and procedures related to its financial statements and other disclosures for the quarter ended September 30, 2025, on November 6, 2025, the Company furnished a press release reporting certain preliminary unaudited results for the three months ended September 30, 2025 as Exhibit 99.1 to its Current Report on Form 8-K furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on such date. Information about the Company’s preliminary unaudited financial results for the three months ended September 30, 2025 and 2024 was included in such press release.

Cautionary Statement Regarding Forward-Looking Statements

This filing contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements use words such as “plans”, “expects”, “will”, “would”, “anticipates”, “believes”, “intends”, “seeks”, “projects”, “efforts”, “estimates”, “potential”, “continue”, “intend”, “may”, “could”, “should” and similar expressions, among others, as well as other words or expressions referencing future events, conditions or circumstances. Statements regarding our beliefs and expectations relating to the filing of the Form 10-Q and statements that do not relate to historical or current fact, are examples of forward-looking statements. Forward-looking statements are based on the Company’s current beliefs, expectations and assumptions, which may not prove to be accurate, and involve a number of known and unknown risks and uncertainties, many of which are out of the Company’s control. Forward-looking statements are not guarantees of future performance, and there are a number of important factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements including, without limitation, further material delays in the Company’s financial reporting. Additional information concerning risks and uncertainties can be found under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Information Statement, dated October 15, 2025, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2025, as updated by our periodic filings with the SEC. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Qnity Electronics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2025	By:	/s/ Peter W. Hennessey
	Name:	Peter W. Hennessey
	Title:	General Counsel